                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F     X      Form 40-F
                        -----------           -----------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes              No     X
                  -----------     -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of February, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of January and Cumulative for 1 Month, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of December 2000 Relative to Industry Results or Levels, Compared with Prior Year Periods

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                                                                      [CNH LOGO]

                                CNH Global N.V.
                                ---------------

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
         During the Month of January and Cumulative for 1 Month, 2001,
     And Indicators of North American Dealer Inventory Levels for Selected
               Agricultural Equipment at the End of December 2000
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ("EMI") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                     CNH Global N.V.                January N.A. Activity

------------------------------------------------------------------------------------------------------------------------------------

                                              SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
------------------------------------------------------------------------------------------------------------------------------------
                                     TOTAL NORTH AMERICAN                    CNH RELATIVE PERFORMANCE
CATEGORY                                   INDUSTRY                                 (ALL BRANDS)
------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF JAN. 2001
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                     +9%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                    +8%                               down high single digits
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                    +27%                                up high single digits
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                       +13%            up high double digits, significantly better than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                               +11%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                     +28%                                 down double digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                              (21%)          down moderate double digits, moderately worse than the industry
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                            +2%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                        (3%)           up high double digits, significantly better than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
1 MONTH, 2001
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                     +9%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                    +8%                               down high single digits
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                    +27%                                up high single digits
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                       +13%            up high double digits, significantly better than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                               +11%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                     +28%                                 down double digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                              (21%)          down moderate double digits, moderately worse than the industry
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                            +2%                               down low single digits
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                        (3%)           up high double digits, significantly better than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF DECEMBER 2000
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)              6.5 months supply                    1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)             6.0 months supply               more than 1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)              5.6 months supply                    1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                 5.0 months supply                 about 1/2 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total  tractors                        6.2 months supply               more than 1 month lower than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                               2.7 months supply                       in line with the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Dated: February 20, 2001

                           JANUARY 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                      (Report released February 15, 2001)

-------------------------------------------------------------------------------------------------------------------
                                                                                                        DECEMBER
                                                                                                          2000
                                                                                                       U.S. Field
                          JANUARY      JANUARY         %                                      %        ----------
        EQUIPMENT          2001         2000          CHG.      Y-T-D 2001   Y-T-D 2000      CHG.       Inventory
        ---------          ----         ----          ---       ----------   ----------      ---        ---------
                                                                                                           (*)
-------------------------------------------------------------------------------------------------------------------
       2 WHEEL DRIVE

-------------------------------------------------------------------------------------------------------------------
       Under 40 HP          3,633       3,377         7.60%        3,633        3,377        7.60%        44,810

-------------------------------------------------------------------------------------------------------------------
       40 & Under           2,918       2,707         7.80%        2,918        2,707        7.80%        25,480
       100 HP
-------------------------------------------------------------------------------------------------------------------
       100 HP & Over        1,199         978        22.60%        1,199          978       22.60%         7,343

-------------------------------------------------------------------------------------------------------------------
       TOTAL                7,750       7,062         9.70%        7,750        7,062        9.70%        77,633
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       4 WHEEL DRIVE          228         177        28.80%          228          177       28.80%         1,236

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       TOTAL FARM           7,978       7,239        10.20%        7,978        7,239       10.20%        78,869
       WHEEL
       TRACTORS
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       COMBINES               404         284        42.30%          404          284       42.30%         1,197
       (SELF-
       PROPELLED)
-------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza - Chicago, IL 60606-3710
                    Phone: 312-321-1470 - Fax: 312-321-1480
                              E-mail: emi@emi.org

Copyright(C) 2001 by the Equipment Manufacturers Institute. All rights reserved.

                               [CFIEI LETTERHEAD]

                           JANUARY 2001 FLASH REPORT

                     CANADA REPORT - RETAIL SALES IN UNITS
                      (Report released February 16, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

----------------------------------------------------------------------------------------------------------------------------
                                    JANUARY                            JANUARY                            DECEMBER
                                                                     YEAR-TO-DATE
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2000          1999
    EQUIPMENT             2001        2000      % CHG.      2001        2000            %          CANADIAN       CANADIAN
                                                                                      CHG.          (FIELD)        (FIELD)
                                                                                                   INVENTORY      INVENTORY
----------------------------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS

----------------------------------------------------------------------------------------------------------------------------
Under 40 HP                218        163       33.7%        218         163          33.7%          2,219          1,735

----------------------------------------------------------------------------------------------------------------------------
40& Under 100 HP           343        322        6.5%        343         322           6.5%          2,538          2,956

----------------------------------------------------------------------------------------------------------------------------
100 HP & Over              182        113       61.1%        182         113          61.1%          1,399          1,275

----------------------------------------------------------------------------------------------------------------------------
TOTAL                      743        598       24.2%        743         598          24.2%          6,156          5,966

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
4 WD TRACTORS               24         46      -47.8%         24          46         -47.8%            217            263

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL           767        644       19.1%        767         644          19.1%          6,373          6,229
TRACTORS
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
COMBINES                    50         70      -28.6%         50          70         -28.6%            376            544
(SELF-PROPELLED)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


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                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

Copyright(C) 2001 Canadian Farm & Industrial Equipment Institute. All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: FEBRUARY 16, 2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By: /s/ Marsha J. Eberhardt
                                                --------------------------------
                                                    Marsha J. Eberhardt
                                                    Assistant Secretary



February 20, 2001